Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following describes the general terms and provisions of the common stock and certain provisions of the Articles of Incorporation, as amended (the “Articles of Incorporation”), and the Third Amended and Restated Bylaws (the “Bylaws”) of NuZee, Inc. (the “Company”), and certain related rights. This description is only a summary and is qualified in its entirety by reference to the Articles of Incorporation and the Bylaws, each of which have been filed with the Securities and Exchange Commission, and applicable law.

Authorized Capital Stock

The authorized capital stock of the Company consists of 200,000,000 shares, par value $0.00001 per share (“common stock”).

Voting Rights

Each outstanding share of common stock entitles the holder thereof to one non-cumulative vote per share on all matters on which stockholders may vote. Holders of shares of common stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the Company’s board of directors (the “Board”). Without cumulative voting, a minority stockholder will not be able to gain as many seats on the Board based on the number of shares of our stock the stockholder holds as compared to the number of seats the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Board to influence the Board’s decision regarding a takeover.

Dividends

The holders of common stock have equal ratable rights to dividends from funds legally available therefor when, as and if declared by the Board. The Company has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board and will depend upon the Company’s earnings, if any, the Company’s capital requirements and financial position, the Company’s general economic conditions and other pertinent conditions. It is the Company’s present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Company’s business operations.

No Preemptive or Similar Rights

The holders of common stock have no preemptive or other subscription or conversion rights. In addition, the shares of common stock are not subject to redemption by operation of a sinking fund or otherwise. All outstanding shares of common stock are fully paid and nonassessable.

Liquidation Rights

In the event of the Company’s liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share ratably in all of the Company’s assets that are available for distribution after payment in full of all of the Company’s liabilities.

Certain Bylaws Provisions

The Bylaws contain certain provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board.

Term of Directors. The Bylaws provide that each director shall hold office until the next annual meeting of shareholders and until a successor is duly elected and qualified or until the director’s earlier death, resignation, retirement, disqualification or removal.

Number of Directors. The Bylaws provide that the Board shall consist of not less than one and not more than 13 members.

Vacancies on the Board. The Bylaws provide that vacancies on the Board, including newly created directorships, may be filled only by a majority vote of directors then in office, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders or until such director’s successor shall have been duly elected and qualified, unless sooner displaced. Accordingly, the Board could prevent any stockholder from filling any new directorships with such stockholder’s own nominee.

Stockholder Meetings. The Bylaws provide that a special meeting of stockholders may be called only by the holders of twenty-five percent (25%) of the voting shares of the Company, or by the Company’s president, or by the Board or a majority thereof.

Stockholder Action by Written Consent. The Bylaws provide that any action that may be taken at any annual or special meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if any greater proportion of voting power is required for such action at a meeting, then such greater proportion of written consents is required.

Advance Notice of Stockholder Proposals. The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. The procedures permit stockholders to submit proposals (including director nominations) at any annual meeting of stockholders if advance notice thereof has been timely delivered to, or mailed and received by, the secretary of the Company not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting of stockholders is changed by more than 30 calendar days before or after such anniversary date, different timing provisions will apply as set forth in the Bylaws. These provisions do not apply to stockholder proposals made pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed.

Anti-Takeover Effects of Nevada Law

In addition to the Bylaws provisions described above, the State of Nevada, where we are incorporated, has enacted statutes that could also prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. We have not opted out of these statutes.